Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    August    2003



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________








PINE VALLEY MINING CORPORATION DEVELOPMENT UPDATE

VANCOUVER, BRITISH COLUMBIA, August 13, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") wishes to update shareholders on the results of the annual and extraordinary general meeting and development progress of the Willow Creek Coal Project ("Project").

Mark Smith, Richard Palmer, Mark Fields, Clay Gillespie and Gord Fretwell were elected as directors at the Company's annual and extraordinary general meeting held on August 12, 2003. The shareholders also approved a share option plan, subject to acceptance by the TSX Venture Exchange, pursuant to which the Company is permitted to grant options to purchase shares of the Company not exceeding, in aggregate, 10% of the issued shares of the Company at the time of the stock option grant.

At the subsequent board of directors meeting Mark Smith was appointed Chairman,
 Richard Palmer the President and Chief Executive Officer, Mark Fields the Executive Vice President and Corporate Secretary, Kevin Forbes the Chief Financial Officer and Graham Mackenzie the Vice President, Willow Creek.
Mr. Fretwell has been granted options to purchase 100,000 common shares of Pine Valley at a price of CDN$0.29 per common share for a term of five years, subject to acceptance by the TSX Venture Exchange.

Development Update
The Company's pre-development effort remains focused around the issues of mine design, development approach, reserve delineation, costs, marketing and financing. Delays in securing the necessary financing mean that it is unlikely that the Project will be in production during the December quarter of this year as previously targeted.

Financing
Financing of the Project development and the acquisition of Mitsui Matsushima's one-third Project interest is proving more difficult than initially anticipated. Several different alternatives are being progressed but all are in the early stages of review and no definitive feedback is available at this time.

Mine Planning
Mine plans have been reworked to maximize the initial extraction of unwashed coal and minimise initial mining costs. Early utilization of the low strip ratio Peninsular Pit reserve is key to the Project's initial development. This will allow for the production and sale of unwashed coal for at least the first one million tonnes of output and defer the need to construct washery facilities until late in the first year of production.

Marketing
The new mine plan results in the exclusive production of low-volatile pulverized coal injection ("PCI") coal for at least the first three million tonnes of production. Approaches have been made to potential customers in Asia and Europe, and the Company has also received enquiries for supply into China. Several drum samples have been delivered to potential customers for testing and the next step will be to seek contracts or letters of intent for coal delivery ..Material contractual commitments will be pivotal to any financing and positive
 Project development decision.

Costs
The Company has been proceeding with detailed reviews of operating and capital costs under the revised mine plan. Preliminary tenders have been received from a variety of contractors and suppliers while other work is ongoing. Overall, the Company believes that it will be able to construct and operate a mine with costs similar to or improved from the feasibility study completed by Norwest Corporation in September, 2002, although more work is required to finalize this aspect of the project.

Reserve Delineation at Pine Pass
Work on delineating a reserve at Pine Pass is on schedule for likely delivery late this month. The Company is yet to have its applications for additional exploration permits in the Pine Pass and Crassier Creek areas processed.

Project Development Timing
Financing remains the key rate-determining step for a Project development commitment decision. The project economics are affected by many factors, an important one being the exposure to the foreign exchange of the Canadian dollar , which has strengthened considerably since the September, 2002 feasibility study. The time required for construction and mobilization after a financing commitment decision is still estimated at 3-5 months. Delays on the financing front now mean that it is unlikely that the Project will be in production during the December quarter of this year. A more definitive forecast on first production will be made once more is known about the likely timing for financing.

PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
President and Chief Executive Officer

Contacts:
Richard Palmer                           Mark Fields
President & CEO                          Executive Vice President
011- 614-3947-3742                       (604) 682-4678
or within Australia 0439-473-742         Vancouver, British Columbia, Canada
Sydney, Australia                        markfields@radiant.net
rpalmer@AOL7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.





                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    AUGUST 13, 2003                " Richard Palmer "
                                          President and Chief Executive Officer